Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Lincoln National Corporation Employees’ Savings and Retirement Plan of our reports (a) dated February 25, 2009, with respect to the consolidated financial statements and schedules of Lincoln National Corporation and the effectiveness of internal control over financial reporting of Lincoln National Corporation, included in its Annual Report (Form 10-K), and (b) dated June 23, 2009, with respect to the financial statements and schedule of the Lincoln National Corporation Employees’ Savings and Retirement Plan included in the Plan's Annual Report (Form 11-K), both for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
September 15, 2009